Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 31, 2011

Relating to Preliminary Prospectus Supplements dated March 28, 2011

Registration No. 333- 173122

A123 Systems, Inc.

$125,000,000 Aggregate Principal Amount of

3.75% Convertible Subordinated Notes due 2016

and

18,000,000 Shares of Common Stock

The following information relates only to the convertible notes and common stock referenced above (together, the “securities”) and should be read together with the relevant preliminary prospectus supplements dated March 28, 2011 relating to the convertible notes or common stock, as applicable, and the accompanying prospectus dated March 28, 2011 (and, in each case, the documents incorporated by reference therein) relating to these securities, before making a decision in connection with an investment in the corresponding securities. The following information supplements and updates the information contained in the preliminary prospectus supplements and accompanying prospectus and supersedes the information in the preliminary prospectus supplements and the accompanying prospectus to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	A123 Systems, Inc., a Delaware corporation

Symbol / Exchange:	AONE / The NASDAQ Global Select Market

Last Reported Sale Price of Common Stock on March 31, 2011:	$6.35 per share

Convertible Notes Offering

Title of Securities:	3.75% Convertible Subordinated Notes due 2016 (the “convertible notes”)

Aggregate Principal Amount Offered:	$125,000,000 aggregate principal amount of convertible notes (excluding the underwriters’ option to purchase up to $18,750,000 of additional aggregate principal amount of convertible notes)

Denomination:	$1,000

Public Offering Price:	100% of principal amount

Net Proceeds:

We estimate that the net proceeds from the sale of the convertible notes will be approximately $120.6 million after deducting the underwriting discount and estimated offering expenses payable by the issuer (or approximately $138.8 million if the underwriters exercise in full their option to purchase additional convertible notes)

Maturity:	April 15, 2016, unless earlier converted or repurchased

Ranking:	The convertible notes will be our general unsecured subordinated obligations, will be subordinated to all of our present and future senior and senior subordinated indebtedness and will rank equally with all of our future subordinated indebtedness. The convertible notes will be structurally subordinated to all present and future debt and other obligations of our subsidiaries. In addition, the convertible notes are effectively subordinated to all of our present and future secured debt to the extent of the value of the collateral securing that debt.

Annual Interest Rate:	3.75% per annum

Interest Payment Dates:	Interest will accrue from the closing date and will be payable semi-annually in arrears on April 15 and October 15, beginning on October 15, 2011

Day Count Convention:	30/360

Issue Price:	100%, plus accrued interest, if any, from the closing date

Initial Conversion Rate:	138.8889 shares of the issuer’s common stock per $1,000 aggregate principal amount of convertible notes

Initial Conversion Price:	Approximately $7.20 per share of common stock

Initial Conversion Premium:	Approximately 20% above the public offering price in the concurrent common stock offering

CUSIP No:	03739T AA6

Listing:	None

Commissions and Discounts:	3.0% of principal; $3,750,000 total (or $4,312,500 total if the underwriters exercise in full their option to purchase up to $18,750,000 of additional principal amount of convertible notes)

Convertible notes sold by the underwriters to the public will initially be offered at the public offering price. Any convertible notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to 1.80% of principal amount of the convertible notes.

Fundamental Change:

If we undergo a “fundamental change” (as defined in the prospectus supplement), a holder will have the option to require us to repurchase all or any portion of the holder’s convertible notes in integral multiples of $1,000 principal amount. The fundamental change repurchase price will be 100% of the principal amount of the convertible notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. We will pay cash for all convertible notes so repurchased.

Adjustment to Conversion Rate upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares to be received per $1,000 principal amount of convertible notes upon conversion in connection with a make-whole fundamental change based upon the hypothetical stock prices and effective dates set forth below:

	Stock Price
Effective Date	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00	$14.00	$16.00	$18.00	$20.00
April 6, 2011	27.7777	23.9832	17.0563	12.2884	8.9090	6.4620	4.6624	2.3195	0.9973	0.2750	0.0000
April 15 2012	27.7777	24.3852	17.0303	27.7777	8.5887	6.1250	4.3438	2.0763	0.8387	0.1924	0.0000
April 15, 2013	27.7777	24.0362	16.2897	11.1899	7.7386	5.3540	3.6759	1.6225	0.5600	0.0623	0.0000
April 15, 2014	27.7777	22.4488	14.3904	9.3326	6.0873	3.9610	2.5458	0.9355	0.1925	0.0000	0.0000
April 15, 2015	27.7777	18.1166	10.0874	5.6288	3.1444	1.7401	0.9268	0.1489	0.0000	0.0000	0.0000
April 15, 2016	27.7777	3.9682	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•                  if the stock price is greater than $20.00 per share (subject to adjustment in the same manner as the stock prices in the column headings in the table above), no increase in the conversion rate will be made; and

•                  if the stock price is less than $ 6.00 per share (subject to adjustment in the same manner as the stock prices in the column headings in the table above), no increase in the conversion rate will be made.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 166.6666 per $1,000 principal amount of convertible notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Convertible Notes—Conversion of Convertible Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement relating to the convertible notes.

Common Stock Offering

Securities:	18,000,000 shares of common stock of the issuer, par value $0.001 per share (excluding the underwriters’ option to purchase up to an additional 2,700,000 shares)

Public Offering Price:	$6.00 per share; $108,000,000 total

Commissions and Discounts:	$0.27 per share; $4,860,000 total (or $5,589,000 total if the underwriters exercise in full their option to purchase up to an additional 2,700,000 shares)

Common stock sold by the underwriters to the public will initially be offered at the public offering price. Any common stock sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to $0.1620 per share.

Net Proceeds:

We estimate the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $102.7 million (or approximately $118.1 million if the underwriters exercise in full their option to purchase additional shares)

CUSIP No:	03739T108

Other Offering Information

Trade Date:	April 1, 2011

Closing Date:	April 6, 2011

Lock-up:	90 days; applies to issuer’s executive officers and directors and certain entities affiliated with the directors, subject to certain exceptions described in the prospectus supplements

Joint Book-Running Managers:	Deutsche Bank Securities, Inc. and Goldman, Sachs & Co.

Joint Lead Managers:	Morgan Stanley & Co. Incorporated and Barclays Capital Inc.

Co-Managers:	Lazard Capital Markets LLC, Pacific Crest Securities LLC

The issuer has filed with the SEC a registration statement (including a prospectus) and preliminary prospectus supplements relating to the convertible notes and the common stock for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  You may also obtain electronic copies of the preliminary prospectus supplements and accompanying prospectus from the joint bookrunning managers by contacting: Deutsche Bank Securities, Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: +1(800)503-4611 or by emailing prospectus.cpdg@db.com, or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: +1(866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via email or another communication system.